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                             October 13, 2022

       Jurgen Eichner
       Chief Executive Officer
       VIA optronics AG
       Sieboldstrasse 18
       90411 Nuremberg, Germany

                                                        Re: VIA optronics AG
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed May 16, 2022
                                                            File No. 001-39543

       Dear Jurgen Eichner:

               We have reviewed your October 11, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 4, 2022 letter.

       Form 20-F for the Year Ended December 31, 2021

       Operating and Financial Review and Prospects
       Key Business Metrics, page 70

   1. We note from your response to our prior comment 1 that you will continue to present
                                                        EBITDA in your MD&A. We
further note from page 70 that the reconciliation of
                                                        EBITDA adjusts net loss
for "financial result" which includes items not typically included in an EBITDA
calculation such as "fair value gains on financial assets at FVTPL,"
                                                        "unwind of discount on
assets retirement obligation," and "fair value losses on financial assets at FVTPL."
Please note that EBITDA, by definition, should only reflect
                                                        adjustments for
interest, taxes, depreciation and amortization. Either remove the other adjustments from your
calculation of EBITDA or revise the title of your non-IFRS
                                                        measure to distinguish
it from EBITDA. Refer to Question 103.01 of the SEC's
 Jurgen Eichner
VIA optronics AG
October 13, 2022
Page 2
         Compliance and Disclosure Interpretations on Non-GAAP Financial Measure for further guidance.
       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameJurgen Eichner                          Sincerely,
Comapany NameVIA optronics AG
                                                          Division of
Corporation Finance
October 13, 2022 Page 2                                   Office of
Manufacturing
FirstName LastName